EXHIBIT 12.1

THE MILLS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGE AND PREFERRED STOCK DIVIDENDS

(In thousands, except ratio data)

	Nine Months Ended
	September 30,	Year Ended December 31,
	2004	2003	2002	2001	2000	1999
Income before minority interest and discontinued operations	$147,732	$155,810	$89,965	$34,307	$57,753	$45,841
Add:
Fixed charges	100,103	129,026	90,155	96,025	79,915	65,325
Amortization of capitalized interest	2,010	2,202	1,941	1,661	2,865	821
Distributed income of unconsolidated joint ventures	64,849	64,575	42,224	28,134	44,003	23,683
Deduct:
Capitalized interest	(36,870)	(51,169)	(40,739)	(25,670)	(21,058)	(13,065)
Series D preferred unit distributions	(656)	(671)	—	—	—	—
Equity in earnings of unconsolidated joint ventures	(19,032)	(27,735)	(30,509)	(12,398)	(16,224)	(12,287)
	$258,136	$272,038	$153,037	$122,059	$147,254	$110,318
Fixed Charges:
Interest expense	$62,577	$76,636	$48,156	$53,731	$55,710	$49,498
Capitalized interest	36,870	51,169	40,739	25,670	21,058	13,065
Loss on extinguishment of debt	—	550	1,260	16,624	3,147	2,762
Series D preferred unit distributions	656	671	—	—	—	—
Combined fixed charges	100,103	129,026	90,155	96,025	79,915	65,325
Preferred stock dividends *	29,463	27,798	2,555	—	—	—
Fixed charges and preferred dividends	$129,566	$156,824	$92,710	$96,025	$79,915	$65,325
Ratio of earnings to combined fixed charges	2.6	2.1	1.7	1.3	1.8	1.7
Ratio of earnings to combined fixed charges and preferred dividends	2.0	1.7	1.7	1.3	1.8	1.7

*                                         Dividends on the Series A Cumulative Convertible Preferred Stock were included in interest expense from issue date in 2001 through conversion date in 2003.